UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        The Singing Machine Company, Inc.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   829322 30 4
                                   -----------
                                 (CUSIP Number)

                                  Edward Steele
                        The Singing Machine Company, Inc.
                           6601 Lyons Road, Bldg. A-7
                             Coconut Creek, FL 30373
                             -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                  SCHEDULE 13D


CUSIP No.829322 30 4                              Page   2  of  4  Pages


   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Edward Steele

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                     (b)  |_|

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         00

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

    NUMBER OF          7     SOLE VOTING POWER

      SHARES                 950,000*

   BENEFICIALLY        8     SHARED VOTING POWER

     OWNED BY                152,910

       EACH            9     SOLE DISPOSITIVE POWER

    REPORTING                950,000*

      PERSON          10     SHARED DISPOSITIVE POWER

       WITH                  152,910


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,102,910*

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*

         X

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.77%

  14     TYPE OF REPORTING PERSON*

         IN

*Include options to purchase 337,500 shares of the Singing Machine's common stock which are currently exercisable.


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

         This Amendment No. 2 amends the Statement on Schedule 13D which Mr. Steele filed with the Securities and Exchange Commission ("SEC") on May 18, 2001 and Amendment No. 1 to Mr. Steele's Schedule 13D filed on July 31, 2002.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended by adding the following paragraphs:

         (a) Mr. Steele is deemed to beneficially own 1,102,910 shares of the Singing Machine's common stock, representing approximately 12.77% of Singing Machine's issued and outstanding common stock (based on 8,300,233 shares outstanding on July 3, 2002). This total includes 612,500 shares held directly by Mr. Steele, options to purchase 337,500 shares of the Singing Machine's common stock, currently exercisable within sixty
                  (60) days of July 7, 2003, and 152,910 shares held by Mr. Steele's wife.

         (b) Mr. Steele has the sole power to vote and to dispose of the 950,000 shares of Singing Machine common stock beneficially owed by him and shares voting and dispositive power over the 152,910 shares held by his wife..

         (c) Mr. Steele has a margin account with Morgan Keegan & Co., Inc., which was secured by shares of the Singing Machine's common stock owned by Mr. Steele. On or about June 27, 2003, Mr. Steele was not able to meet his margin requirement and during the period between June 30, 2003 and July 3, 2003, Morgan Keegan sold an aggregate of 204,686 shares of the Singing Machine's common stock, which Mr. Steele had pledged to Morgan Keegan to secure his margin account.

                  Except for the sales listed on Exhibit 99.1, during the past sixty (60) days, Mr. Steele has not made any sales of the Singing Machine's common stock and no third party has made any sales on behalf of Mr. Steele. All of the sales listed on
                  Exhibit 99.1 were made by Morgan Keegan to satisfy Mr. Steele's margin requirement and were made in the open market.

         (d) Not applicable.

         (e) Not applicable.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         99.1 List of Sales of the Singing Machine's common stock sold by Morgan, Keegan & Company, Inc. to satisfy Mr. Steele's margin requirement




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
                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: July 7, 2003                                       /s/ Edward Steele
                                                         --------------------
                                                             Edward Steele






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